Exhibit 99.1

Palladyne AI and Draganfly Inc. to Collaborate to Enable Advanced Autonomous Operations and Swarming Capabilities on Draganfly UAV Platforms

Palladyne™ continues expansion of its domestic and international initiatives with Draganfly to collectively bring trusted UAS platforms with advanced capabilities to government, defense, and commercial customers

SALT LAKE CITY and TAMPA, FL.– October 21, 2025–Palladyne AI Corp. (NASDAQ: PDYN and PDYNW) (“Palladyne AI”), a developer of artificial intelligence software for robotic platforms in the defense and commercial sectors, and Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly”), an industry-leading developer of drone solutions and systems, today announced their intention to collaborate to further enhance the capabilities of Draganfly’s unmanned aerial vehicle (UAV) platforms with Palladyne™ Pilot AI software.

Palladyne™ Pilot is an edge-based, platform-agnostic, intelligent swarming and collaborative AI software designed to transform multiple UAVs into a seamlessly collaborating team, all managed by a single operator who remains “on the loop.” By employing sensor fusion from diverse sources, Pilot enables drones to independently and collaboratively track targets while dynamically interfacing with autopilots. This powerful synergy enhances detection, tracking, classification, and identification while also enabling autonomous drone swarm operations, including self-organizing collaboration. Palladyne AI and Draganfly intend to make Palladyne Pilot software available for deployment on Draganfly’s advanced drone systems.

Draganfly’s professional-grade UAV systems and services have been relied upon by government, defense, and commercial organizations worldwide for more than two decades. Draganfly is an integrated manufacturer & solutions provider utilizing a modular approach which allows for mission-specific specialization and heavy-duty applications in a variety of challenging environments. By integrating Palladyne AI’s autonomy software, Draganfly’s platforms will gain expanded mission capabilities such as autonomous swarm operations, real-time intelligence, surveillance and reconnaissance (ISR), and enhanced operator efficiency.

“Draganfly has earned its reputation as one of the most trusted names in UAV innovation,” said Ben Wolff, President and CEO, Palladyne AI. “We are honored to collaborate with them to deliver advanced aerial intelligence solutions that meet the operational needs of government, defense, and commercial users in challenging environments.”

“Palladyne AI is enabling drone platforms to incorporate autonomy features that were even recently limited to large and costly systems,” said Cameron Chell, CEO, Draganfly. “By having Palladyne Pilot as an embedded option into our platforms, we continue to exapand our modular framework and increase our adaptable, mission-critical autonomy, and swarm capabilities that reduce operator workload and extend the effectiveness of our systems across complex use cases.”

Integration of Palladyne Pilot with Draganfly systems outside the United States is subject to obtaining any necessary government approvals.

For more information, please visit www.palladyneai.com and www.draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

About Palladyne AI Corp.

Palladyne AI Corp. (NASDAQ: PDYN) has developed an advanced artificial intelligence (AI) and machine learning (ML) software platform poised to revolutionize the capabilities of robots, enabling them to observe, learn, reason, and act in a manner akin to human intelligence. Our AI and ML software platform empowers robots to perceive variations or changes in the real-world environment, enabling them to autonomously maneuver and manipulate objects accurately in response.

The Palladyne AI software solution operates on the edge and dramatically reduces the significant effort required to program and deploy robots, enabling industrial robots and collaborative robots (cobots) to quickly achieve autonomous capabilities even in dynamic and or complex environments. It is designed to enable robotic systems to perceive their environment and quickly adapt to changing circumstances by generalizing (i.e., learning) from their past experience using dynamic real-time operations “on the edge” (i.e., on the robotic system) without extensive programming and with minimal robot training. Palladyne AI believes its software has wide application, including in industries such as automotive, aviation, construction, defense, general manufacturing, infrastructure inspection, logistics and warehousing. Its applicability extends beyond traditional robotics to include Unmanned Aerial Vehicles (UAVs), Unmanned Ground Vehicles (UGVs), and Remotely Operated Vehicles (ROVs). Palladyne AI’s approach is expected to elevate the return on investment associated with a diverse range of machines that are fixed, fly, float, or roll.

By enabling autonomy, reducing programming complexity, and enhancing efficiency, we are paving the way for a future where machines can excel in tasks that were once considered beyond their reach.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the planned collaboration between Palladyne AI and Draganfly to integrate Palladyne Pilot with Draganfly UAS systems, the benefits to be obtained from such integration, the availability of Palladyne Pilot on Draganfly systems, the capabilities or future capabilities of the Company’s AI/ML foundational technology and related software products, the benefits of the software and the industries that could benefit from it, and the applicability of the software to different kinds of machines (such as UAVs, UGVs and ROVs). Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on Palladyne AI’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Palladyne AI is not under any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which Palladyne AI has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”), in particular the risks and uncertainties set forth in the sections of those reports entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” for a description of risks facing Palladyne AI and that could cause actual events, results or performance to differ from those indicated in the forward-looking statements contained herein. The documents filed by Palladyne AI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Investor Relations

Email: investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Palladyne AI Investor Contact:

IR@palladyneai.com

Palladyne AI Press Contact:

PR@palladyneai.com